EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

January 2021

Item 3	News Releases

News releases dated January 4, 7, 12 and 19, 2021.

Item 4	Summary of Material Change

On January 4, 2021, the Company announced that it has applied for patent protection of new 2-Bromo-LSD (“TD-0148A”) formulations and their use in the treatment of depression and mood disorders. 2-Bromo-LSD is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. BetterLife’s recent acquisition of the assets of Transcend Biodynamics, makes it the only entity able to synthesize 2-Bromo-LSD utilizing a patented process which obviates the need to first synthesize LSD-25, eliminating the regulatory barriers of working with a Schedule 1 substance.

On January 7, 2021, the Company appointed Mr. Hattie Wells as first member of its newly formed Generation Psychedelic Research Advisory Board. Hattie Wells brings over 20 years of experience working with psychedelic molecules and the therapeutic benefits they confer to individuals suffering from mental health and polysubstance abuse disorders. She holds an M.Sc. in Ethnobotany from the University of Kent, and B.Sc. in Social Anthropology from The London School of Economics, London, UK.

On January 12, 2021, the Company provided an overview of its primary plans to develop 3 novel therapeutic products:

TD-0148A

TD-0148A (2-bromo-lysergic acid diethylamide; 2-bromo-LSD) is an orally administered non-hallucinogenic analog of LSD. BetterLife plans to develop TD-0148A for the treatment of mental disorders such as severe depression, post-traumatic stress disorder and substance dependencies. The Company’s initial clinical focus will be on treatment-resistant depression.

BetterLife is planning to have a pre-IND meeting with the USFDA in Q2 2021, with the goal to file an IND and initiate a Phase 1 clinical trial in healthy volunteers in this calendar year. Subject to health regulatory authorities’ approvals, the Company is also planning independent investigator studies in parallel with the IND filing to begin in Q1-Q2 2021.

TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A, does not use LSD as a starting point nor generates LSD at any stage in the process. The Company will conduct process development, scale-up and GMP manufacturing of TD-0148A during this calendar year, leading up to the IND. The Company will also conduct the necessary IND-enabling preclinical studies in the same time frame.

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AP-003

AP-003 is a BetterLife patent protected interferon alpha-2b (IFN-a2b) inhalation formulation. The Company is developing AP-003 for the treatment of pandemic respiratory viral infections, with the initial focus being on early stage COVID-19. AP-003 can be self-administered by the patient at home via a nebulizer. Based on guidance received from the USFDA, the Company has initiated the necessary preclinical IND-enabling studies, with the goal to file the IND by Q3 2021.

Subject to health regulatory authorities’ approvals, the Company is also considering conduct of AP-003 trials in COVID-19 patients in Q1-Q2 2021 in ex-North American territories, using previously manufactured AP-003.

The Company is quite advanced in its process development and scale-up of its proprietary IFN-a2b manufacturing, which it aims to complete by end of Q1 2021. If these studies are executed, a bridging clinical trial between the old and new manufactured AP-003 will also be conducted to enable use of the ex-North American data as supportive for the US IND. The Company hopes to be able to initiate a registration directed study in the US following the IND.

AP-001

AP-001 is a BetterLife patent-protected IFN-a2b cream formulation. The Company is developing AP-001 for the treatment of human papillomavirus (HPV) induced high-grade cervical intra-epithelial neoplasia, the precursor to cervical cancer. Current treatments for this indication are all invasive with risk of side effects requiring professional health care intervention.

AP-001 is being developed as a patient self-administered (once-daily) intra-vaginal cream as a 6-week treatment. By Q3 of 2021, the Company plans to have completed process development and scale-up of the AP-001 cream and initiate GMP manufacturing. The Company plans to have a pre-IND meeting with the USFDA in Q3 2021 and initiate the IND-enabling studies shortly thereafter, with the goal to file an IND by Q1 2022.

On January 19, 2021, the Company announced that Health Canada has confirmed that 2-bromo-LSD is not a controlled substance, which is a significant step for BetterLife to initiate its IND-enabling pre-clinical studies for TD-0148A.

During January 2021, the Company issued the following securities:

•	61,452 common shares were issued for services rendered.
•	89,034 common shares were issued pursuant to conversion of convertible debenture and accrued interest totalling $102,389.
•	316,000 common shares and 316,000 share purchase warrants, with exercise price of $0.60 per share and maturity on December 1, 2023, were issued pursuant to the exercise of 287,273 special warrants.
•	316,000 common shares were issued pursuant to the exercise of 316,000 share purchase warrants at exercise price of $0.60 per share.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

January 19, 2021

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SCHEDULE “A”

BetterLife Files Patent for the Treatment of MDD Utilizing its Second-Generation Psychedelic Derivative for 2-Bromo-LSD

January 4, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce it has applied for patent protection of new 2-Bromo-LSD (“TD-0148A”) formulations and their use in the treatment of depression and mood disorders.

2-Bromo-LSD is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. BetterLife’s recent acquisition of the assets of Transcend Biodynamics, makes it the only entity able to synthesize 2-Bromo-LSD utilizing a patented process which obviates the need to first synthesize LSD-25, eliminating the regulatory barriers of working with a Schedule 1 substance.

Ahmad Doroudian, CEO of BetterLife, commented, “The invention covered by this provisional patent filing holds great promise for the treatment of various psychiatric disorders, and helps us advance on our path to becoming a leader in the psychedelic drug space which is estimated to become a $6.85 billion dollar industry by 2027 alone. We are excited to be developing and bringing to market treatments addressing a range of mental health conditions, including depression and anxiety.”

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Formation of Next Generation Psychedelic Research Advisory Board

January 7, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce the formation of its Next Generation Psychedelic Research Advisory Board and appointment of highly experienced Ms. Hattie Wells as its first member.

Hattie Wells brings over 20 years of experience working with psychedelic molecules and the therapeutic benefits they confer to individuals suffering from mental health and polysubstance abuse disorders. She holds an M.Sc. in Ethnobotany from the University of Kent, and B.Sc. in Social Anthropology from The London School of Economics, London, UK.

Ms. Wells’ research has been published by MAPS (the Multidisciplinary Association for Psychedelic Studies), and she serves as Co-Director of Breaking Convention, Europe’s largest conference on psychedelic consciousness. Ms. Wells has worked for a variety of NGOs including Amnesty International, Transform Drug Policy Foundation, The International Center for Ethnobotanical Education, Research, and Service (ICEERS), the Global Diversity Foundation, and The Joint Nature Conservation Committee and Centre for Biocultural Diversity. For the past four years, Ms. Wells worked as Policy Projects Coordinator and Operations Manager at the Beckley Foundation.

“We welcome Hattie Wells to advise and assist our team in developing the next generation psychedelic products. Her more than 20 years of experience in this field is a great addition to our clinical and regulatory team as we continue to advance our plans in developing our products to treat mental health disorders and become the leader in the psychedelic space,” said Ahmad Doroudian, CEO of BetterLife Pharma.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Provides Shareholder Update and 2021 Product Development Roadmap

VANCOUVER, January 12, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, is pleased to provide an overview of the Company’s primary plans for this calendar year to develop 3 novel therapeutic products, each addressing significant unmet needs with multi-billion dollar market potential.

“The last 6 months of 2020 have been a very transformational time period for BetterLife, filled with milestones, an appreciating stock price and the development of a future roadmap to increased growth and shareholder value. We are aggressively developing cutting edge next generation psychedelic products, such as TD-0148A, to become a leader in an emerging market with a projected $6.85 billion value by 2027 alone. We are also seeing great progress in our development of AP-003 for the treatment of pandemic respiratory viral infections and AP-001, a cream formulation for the treatment of humanpapilloma virus (HPV). We are very much looking forward to our meeting with the USFDA in early March. Today, I am proud and excited to share this roadmap for 2021 and beyond with the past, present and future shareholders of our emerging company,” said Ahmad Doroudian, CEO of BetterLife.

TD-0148A

TD-0148A (2-bromo-lysergic acid diethylamide; 2-bromo-LSD) is an orally administered non-hallucinogenic analog of LSD. BetterLife plans to develop TD-0148A for the treatment of mental disorders such as severe depression, post-traumatic stress disorder and substance dependencies. The Company’s initial clinical focus will be on treatment-resistant depression.

BetterLife is planning to have a pre-IND meeting with the USFDA in Q2 2021, with the goal to file an IND and initiate a Phase 1 clinical trial in healthy volunteers in this calendar year. Subject to health regulatory authorities’ approvals, the Company is also planning independent investigator studies in parallel with the IND filing to begin in Q1-Q2 2021.

TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A, does not use LSD as a starting point nor generates LSD at any stage in the process. The Company will conduct process development, scale-up and GMP manufacturing of TD-0148A during this calendar year, leading up to the IND. The Company will also conduct the necessary IND-enabling preclinical studies in the same time frame.

AP-003

AP-003 is a BetterLife patent protected interferon alpha-2b (IFN-a2b) inhalation formulation. The Company is developing AP-003 for the treatment of pandemic respiratory viral infections, with the initial focus being on early stage COVID-19. AP-003 can be self-administered by the patient at home via a nebulizer. Based on guidance received from the USFDA, the Company has initiated the necessary preclinical IND-enabling studies, with the goal to file the IND by Q3 2021.

Subject to health regulatory authorities’ approvals, the Company is also considering conduct of AP-003 trials in COVID-19 patients in Q1-Q2 2021 in ex-North American territories, using previously manufactured AP-003.

The Company is quite advanced in its process development and scale-up of its proprietary IFN-a2b manufacturing, which it aims to complete by end of Q1 2021. If these studies are executed, a bridging clinical trial between the old and new manufactured AP-003 will also be conducted to enable use of the ex-North American data as supportive for the US IND. The Company hopes to be able to initiate a registration directed study in the US following the IND.

AP-001

AP-001 is a BetterLife patent-protected IFN-a2b cream formulation. The Company is developing AP-001 for the treatment of human papillomavirus (HPV) induced high-grade cervical intra-epithelial neoplasia, the precursor to cervical cancer. Current treatments for this indication are all invasive with risk of side effects requiring professional health care intervention.

AP-001 is being developed as a patient self-administered (once-daily) intra-vaginal cream as a 6-week treatment. By Q3 of 2021, the Company plans to have completed process development and scale-up of the AP-001 cream and initiate GMP manufacturing. The Company plans to have a pre-IND meeting with the USFDA in Q3 2021 and initiate the IND-enabling studies shortly thereafter, with the goal to file an IND by Q1 2022.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV).

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Confirms Non-controlled Status of 2-bromo-LSD with Health Canada

VANCOUVER, January 19, 2021 -- BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, is pleased to announce that Health Canada has confirmed that 2-bromo-LSD is not a controlled substance. According to Health Canada, “the information currently available at the Controlled Substances Directorate, 2-bromo-LSD is NOT CONTROLLED under the Schedules to the Controlled Drugs and Substances Act.”

In yesterday’s online edition of Forbes magazine, Ahmad Doroudian, CEO of BetterLife, further emphasized the significant barriers that current regulations impose on development of the current generation of psychedelics and LSD based compounds and advantages of non-controlled second generation psychedelics such as TD-0148A. The full Forbes article can be accessed here.

“Confirmation of the non-controlled status of 2-bromo-LSD is a significant first step for BetterLife to initiate our IND-enabling pre-clinical studies of our lead second-generation psychedelic product TD-0148A. BetterLife will not face the significant regulatory hurdles during the development process of TD-0148A that other psychedelic products will have to overcome. We believe that there is a great need for novel non-hallucinogenic treatments of mental disorders that can be dispensed at the pharmacy level and safely administered at home. BetterLife’s TD-0148A is one such treatment,” said Ahmad Doroudian, CEO of BetterLife.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV).

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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